HyreCar Inc.

355 South Grand Avenue, Suite 1650

Los Angeles, California 90071

May 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	HyreCar Inc.
Registration Statement on Form S-3
File No. 333-238534

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), HyreCar Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Monday, June 1, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HYRECAR INC.

By:	/s/ Joseph Furnari
Name:	Joseph Furnari
Title:	Chief Executive Officer